ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)
For the three and nine months ended September 30, 2015

ALAMOS GOLD INC. (Formerly AuRico Gold Inc.) For the Three and Nine Months Ended September 30, 2015

2015 Third Quarter Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated November 10, 2015, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc., formerly AuRico Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014, and unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, and notes thereto. On July 2, 2015, AuRico Gold Inc. (“AuRico”) completed a merger with Alamos Gold Inc. (“Former Alamos”) whose financial condition and results of operations have been consolidated with those of the Company commencing in the third quarter of 2015. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 22.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2015 Third Quarter Management’s Discussion and Analysis

Highlight Summary

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014 (1)	September 30, 2015 (1)	September 30, 2014 (1)
Operating Results
Gold production (ounces) (1)	87,633	85,037	275,266	265,449
Gold sales (ounces) (1)	92,229	86,970	278,353	265,517
Per Ounce Data
Average spot gold price (London PM Fix)	$1,124	$1,282	$1,178	$1,288
Average realized gold price	$1,123	$1,280	$1,168	$1,286
Total cash costs per ounce of gold sold (2)	$850	$706	$758	$791
All-in sustaining costs per ounce of gold sold (2)	$1,155	$1,098	$1,103	$1,221
Financial Results (in millions)
Operating Revenues	$103.6	$72.9	$239.4	$217.8
Loss from operations	($18.9)	($6.6)	($437.1)	($35.8)
Net Loss	($33.4)	($15.7)	($448.4)	($61.4)
Operating cash flow before changes in non-cash working capital (2)	$6.1	$20.6	$30.5	$46.3
Capital expenditures (sustaining) (2)	$16.9	$16.6	$49.1	$51.9
Capital expenditures (growth) (2),(3)	$31.9	$34.1	$75.5	$95.5
Share Data
Loss per share (basic and diluted)	($0.13)	($0.13)	($2.59)	($0.49)
Weighted avg outstanding shares (basic and diluted) (000’s)	253,133	125,510	173,316	125,419
Financial Position (in millions)
Cash and cash equivalents			$313.6	$100.2
Total debt and equipment financing obligations			$318.1	$315.6

(1)
The financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the three and nine months ended September 30, 2015 was 27,500 ounces (2014 - 28,000) and 98,500 ounces (2014 - 98,000), respectively. Gold sales for the three and nine months ended September 30, 2015 were 29,596 ounces (2014 - 30,000) and 102,900 ounces (2014 - 96,200), respectively.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration.

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Gold production (ounces)
Young-Davidson	38,201	40,538	115,664	115,808
Mulatos (1)	27,500	28,000	98,500	98,000
El Chanate	21,932	16,499	61,102	51,641
Total cash costs per ounce of gold sold (2)
Young-Davidson	$681	$723	$707	$862
Mulatos (1)	$979	$784	$875	$686
El Chanate	$994	$663	$749	$621
All-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$979	$957	$988	$1,130
Mulatos(1)	$1,210	$1,032	$1,086	$910
El Chanate	$1,019	$1,089	$968	$1,020
Capital expenditures (growth and sustaining) (2) (in millions)
Young-Davidson	$33.1	$37.4	$81.7	$114.3
Mulatos (1),(4)	$9.5	$12.0	$36.2	$34.7
El Chanate	$0.4	$7.0	$13.0	$20.9
Other	$5.8	$6.3	$20.4	$12.2

(1)
Results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015 only. Prior quarter information is presented for information purposes only. Operating and financial results from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration.

2015 Third Quarter Management’s Discussion and Analysis

Third Quarter 2015 Highlights

•	Completed the merger between Former Alamos and AuRico on July 2, 2015

•	Produced 87,633 ounces of gold at total cash costs of $850 per ounce of gold sold and all-in sustaining costs ("AISC") of $1,155 per ounce of gold sold

•	Sold 92,229 ounces of gold at an average realized price of $1,123 per ounce for revenues of $103.6 million

•
Realized a quarterly loss of $33.4 million, or $0.13 per share. This included $3.5 million of transaction costs related to the merger, a $2.5 million write-down of non-core exploration properties and a $4.0 million foreign exchange loss

•	Reported cash and cash equivalents and available-for-sale securities of $320.8 million as at September 30, 2015

•	Discovery of new zones of mineralization at Cerro Pelon and La Yaqui
Subsequent to quarter end:

•	Announced a definitive agreement to acquire Carlisle Goldfields Limited (“Carlisle”), the joint venture partner of the Lynn Lake project

•	Declared a semi-annual dividend of US$0.01 per common share on October 15, 2015

•	Achieved record average daily underground mining rates of 5,600 tonnes per day (“TPD”) at Young-Davidson for the month of October and remain on track to achieve the year-end target of 6,000 TPD

•	Announced the resignation of Scott Perry from the Board of Directors (the "Board") and the resignation of Alan Edwards as a Director and Chair of the Board

•	Announced the appointment of Paul Murphy to the position of Chair of the Board, and the appointment of Claire Kennedy, a partner at the law firm Bennett Jones LLP, to the Board
Key Business Developments

a)	Merger between AuRico and Former Alamos
On July 2, 2015, AuRico and Former Alamos completed a merger to form Alamos Gold Inc. Pursuant to the Plan of Arrangement (the “Arrangement”), certain assets of AuRico, including the Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and $20 million of cash, were transferred to a new company, AuRico Metals Inc. (“AuRico Metals”). Approximately 95.1% of the common shares of AuRico Metals (“AuRico Metals Shares”) were distributed to Former Alamos and AuRico shareholders. Following completion of the Arrangement on July 2, 2015, the Company held an equity interest of approximately 4.9% in AuRico Metals. On August 31, 2015, the Company announced the purchase of an additional 8,000,000 common shares of AuRico Metals by way of private placement, increasing its equity interest to approximately 10.92% of the outstanding common shares of AuRico Metals.
Under the terms of the Arrangement, each Former Alamos share held was exchanged for 1 Class A common share of Alamos (“Class A Shares”), $0.0001 in cash, and 0.4397 common shares of AuRico Metals, and each AuRico share held was exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos had approximately 255,506,000 Class A Shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50% of the Class A Shares, and Former Alamos and AuRico shareholders each owning approximately 50% of the shares of AuRico Metals not held by Alamos.
The Company commenced trading on the Toronto Stock Exchange and New York Stock Exchange on July 6, 2015 under the symbol “AGI”. Former Alamos and AuRico shares were delisted on that same day.

b)	Proposed acquisition of Carlisle Goldfields Limited
On October 15, 2015, Alamos and Carlisle announced that they have entered into a definitive agreement pursuant to an offer made by Alamos to acquire all issued and outstanding shares of Carlisle by way of a court-approved plan of arrangement. Carlisle's primary asset is the Lynn Lake gold project located in Lynn Lake, Manitoba, Canada.
Under terms of the proposed plan of arrangement, Carlisle shareholders will receive: (i) 0.0942 of an Alamos common share for each Carlisle common share held, plus (ii) 0.0942 of a warrant to purchase Alamos common shares at an exercise price of C$10.00 with an expiration date of three years from closing. Not including the Alamos warrant, the share consideration represents a value of C$0.60 for each Carlisle common share based on Alamos' closing price on October 14, 2015 on the Toronto Stock Exchange ("TSX"), a premium of 62% to Carlisle's closing price on October 14, 2015, and a 117% premium to its 30-day volume-weighted average price ("VWAP"). Alamos currently owns 10.9 million shares of Carlisle, representing approximately 19.9% of Carlisle's basic common shares outstanding. Excluding Alamos' existing 19.9% ownership of Carlisle, and net of Carlisle's current cash, total consideration for the acquisition is approximately $22.1 million (C$28.5 million) as at October 14, 2015.

2015 Third Quarter Management’s Discussion and Analysis

Outlook and Strategy

	2015 Guidance
	Young-Davidson	Mulatos[1]	El Chanate	Total
Gold production (000’s ounces)	160-180	150-170	65-75	375-425
Total cash costs ($ per ounce)	$675-775(2)	$865	$675-775
All-in sustaining costs ($ per ounce)	$950-1,050	$1,100	$950-1,050
Capital expenditures (in millions)
Sustaining capital	$40.0-45.0	$12.5	$17.5-20.0
Growth capital	$45.0-50.0	$28.1 (3)	—

(1)	Includes full year production guidance at Mulatos.

(2)	Excludes 1.5% NSR royalty at Young-Davidson.

(3)	Excludes capitalized exploration.
Following completion of the merger, Alamos is well positioned to deliver shareholder value with diversified North American-based gold production, a strong balance sheet, and a portfolio of low cost growth projects.
The Company expects to achieve the lower end of the range of 2015 combined production guidance of 375,000 to 425,000 ounces of gold. This reflects slower than expected commissioning of the mill optimization project at Mulatos which has impacted third quarter and year-to-date production, partially offset by continued strong performance from El Chanate.
The Company continues to focus its investment on its primary producing operations, including ramping up underground production at Young-Davidson and development of the Cerro Pelon and La Yaqui satellite deposits at Mulatos. This is expected to drive low cost production growth at both operations while substantially reducing all-in sustaining costs. The Company’s balance sheet combined with cash flow from operations, are expected to provide the financial flexibility to complete these planned expansions in the current gold price environment.
The underground ramp up at Young-Davidson remains on track to achieve year-end targeted rates of 6,000 TPD with underground mining rates averaging a record 5,600 TPD in the month of October 2015. Underground unit mining costs are expected to continue to trend lower, reflecting ongoing productivity improvements as the Company ramps up underground mining rates, as well as the weaker Canadian dollar. The increase in underground mining rates is expected to supply an increasing portion of mill feed, driving milled grades and gold production higher. Reduced unit costs and higher grades are expected to drive total cash costs lower and increase free cash flow. Assuming current gold prices, the objective at Young-Davidson is for cash flow from operations to finance the growth capital required to develop the lower mine, while achieving targeted underground mining rates.
At Mulatos, the Company expects a significant increase in production in the fourth quarter of 2015 reflecting improved high grade mill production and the recovery of deferred heap leach production from the third quarter rainy season. Relative to 2015, all-in sustaining costs per ounce are expected to decrease in 2016, reflecting higher open pit grades and a lower waste-to-ore ratio. Looking beyond 2016, we expect Mulatos will be bolstered by the development of the Cerro Pelon and La Yaqui satellite deposits. With the average grades of these deposits being double the 2015 budgeted grade, Cerro Pelon and La Yaqui are expected to grow production at Mulatos while driving costs substantially lower. In addition, recent exploration success at Cerro Pelon and La Yaqui have indicated the potential to expand mineral reserves at both deposits.
The Company’s cash position and balance sheet remain strong. The reduction in the Company’s cash balance in the third quarter is not indicative of future quarters as the Company paid approximately $21 million in transaction-related charges, in addition to the third quarter being a seasonally weak quarter at Mulatos. Looking forward, Young-Davidson and Mulatos are expected to self-finance their growth at current gold prices. Recent weakness in both the Canadian dollar and Mexican peso relative to the United States dollar have partially offset the impact of the lower gold price as both operating and capital costs have benefited.
The Company’s long-term growth is further supported by a strong portfolio of low-cost, low-capital intensity development projects, which are at various stages of exploration, permitting and development. Development spending with respect to the Company’s project pipeline is largely discretionary. The Company is prioritizing its development spending and allocating resources to those projects with the highest potential returns. At current gold prices, the Company’s advanced development projects are economic and are expected to generate strong returns.

2015 Third Quarter Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced one million ounces from 1934-1957. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, and on October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Open pit mining ceased in June 2014 upon depletion of the reserve; however, stockpiled open pit ore will supplement mill feed until underground production rates have ramped up to mill capacity of 8,000 TPD.
Young-Davidson Operational and Financial Review

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Underground Operations
Tonnes of ore mined	467,414	345,256	1,307,667	907,373
Average grade of gold (1)	2.56	3.08	2.70	3.09
Metres developed	3,619	3,269	10,817	10,586
Unit mining costs per tonne	$32	$41	$34	$44
Open Pit Operations
Total tonnes mined	—	—	—	3,392,509
Tonnes of ore mined	—	—	—	1,343,083
Average grade of gold (1)	—	—	—	0.99
Tonnes stockpiled ahead of the mill	1,739,557	2,832,371	1,739,557	2,832,371
Average grade of gold (1)	0.77	0.75	0.77	0.75
Mill Operations
Tonnes of ore processed	706,517	705,621	2,051,910	2,099,278
Average grade of gold (1)	1.88	1.94	1.96	1.97
Contained ounces milled	42,643	44,037	129,588	133,210
Average recovery rate	92%	90%	89%	88%
Gold production (ounces)	38,201	40,538	115,664	115,808
Gold sales (ounces)	41,127	41,072	115,652	119,448
Total cash costs per ounce of gold sold (2)	$681	$723	$707	$862
All-in sustaining costs per ounce of gold sold (2),(3)	$979	$957	$988	$1,130
Financial Review (in millions)
Operating Revenues	$46.1	$52.6	$135.9	$153.6
Loss from operations	($1.8)	($3.5)	($332.2)	($31.6)
Operating cash flow	$24.5	$15.2	$64.0	$31.0
Capital expenditures (sustaining) (2)	$12.2	$9.6	$32.3	$32.0
Capital expenditures (growth) (2)	$20.9	$27.8	$49.4	$82.3

(1)	Grams per tonne.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
Underground tonnes mined were 467,414 ore tonnes, or 5,081 TPD during the third quarter of 2015, at a grade of 2.56 grams per tonne of gold (“g/t Au”). During the first nine months of 2015, 1,307,667 tonnes of ore or 4,790 TPD were mined, at a grade of 2.70 g/t Au. Mining rates increased significantly from the 3,753 TPD and 3,324 TPD realized during the three and nine months ended September 30, 2014, respectively, due to planned productivity improvements, namely an increase in personnel and equipment, and increased development. Mining rates in the third quarter of 2015 were consistent with the second quarter of 2015, reflecting lower mining rates in July and August as the Company caught up on paste back-fill activities early in the quarter to support higher mining rates through access to a greater number of secondary stopes. Mining rates have shown ongoing improvement, averaging 5,400 TPD in September and a new record of 5,600 TPD in October. The Company remains on track to achieve underground mining rates of 6,000 TPD by the end of 2015. Underground mined grades decreased in the first nine months of 2015, compared to the same period in 2014, due primarily to stope sequencing.
At the end of September 2015, the Company had approximately 1.7 million tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.77 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled

2015 Third Quarter Management’s Discussion and Analysis

open pit ore while underground mining levels ramp up to mill capacity. As underground mining rates continue to increase, this will supply an increasing proportion of the mill feed driving the milled grade and gold production higher.
During the third quarter of 2015, Young-Davidson processed 706,517 tonnes, or 7,680 TPD with gold grades averaging 1.88 g/t Au, consistent with the same period of last year. For the nine months ended September 30, 2015, 2,051,910 tonnes or 7,516 TPD were processed at an average grade of 1.96 g/t Au. Tonnes processed were slightly lower than the same period of 2014 due to liner changes in the third quarter.
Young-Davidson produced 38,201 ounces of gold during the third quarter of 2015, slightly below the 40,538 ounces produced in the same period of 2014 reflecting lower underground mined grades, partially offset by higher mill recoveries. For the first nine months of 2015, Young-Davidson produced 115,664 ounces of gold, consistent with the same period in 2014.
For the three months ended September 2015, total cash costs per ounce of gold sold were $681, representing a 6% decrease from the same period in 2014. Year-to-date, total cash costs per ounce of gold sold were $707, representing an 18% decrease from the same period in 2014. The lower costs per ounce for the third quarter of 2015 and on a year-to-date basis was due to an increase in the underground contribution to overall production, improved unit underground mining costs, and the impact of the weakening Canadian dollar. Underground unit mining costs were $32 per tonne in the third quarter of 2015, down from $33 per tonne in the second quarter of 2015 and $41 per tonne in the third quarter of 2014 reflecting ongoing productivity improvements and the weaker Canadian dollar. Total cash costs at Young-Davidson are expected to decrease in the future as underground throughput is ramped up, and grades mined from underground return to the reserve grade of 2.74 g/t Au.
In the third quarter of 2015, capital expenditures totaled $33.1 million and included lateral development spending, the MCM shaft development, and underground equipment. Of the total expenditure, $12.2 million related to sustaining capital and $20.9 million related to growth capital. For the nine months ended September 30, 2015, capital expenditures totaled $81.7 million, of which $32.3 million was spent on sustaining capital and $49.4 million on growth capital.
Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the State of Sonora, Mexico. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.4 million ounces of gold to-date.
Mulatos Operational and Financial Review
Operations from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015 only. Information presented below is for informational purposes only. Operating and financial results from prior ownership have been added to periods of Alamos’ ownership for comparative purposes only.

2015 Third Quarter Management’s Discussion and Analysis

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014 (1)	September 30, 2015 (1)	September 30, 2014 (1)
Open Pit & Underground Operations (1)
Tonnes of ore mined - open pit (2)	1,554,602	1,697,525	5,157,923	5,523,211
Tonnes of ore mined - underground	40,323	32,964	97,114	41,967
Total waste mined	2,322,723	1,004,197	5,856,198	3,534,214
Total tonnes mined	3,917,648	2,716,686	11,111,235	9,099,392
Waste-to-ore ratio	1.49	0.59	1.14	0.64
Crushing and Heap Leach Operations (1)
Tonnes of ore crushed and placed on the heap leach pad	1,492,505	1,495,000	4,676,989	4,559,000
Average grade of gold processed (3)	0.77	1.08	0.84	1.01
Contained ounces stacked on the heap leach pad	37,100	51,900	126,500	148,300
Mill Operations
Tonnes of high grade ore milled	29,904	12,500	69,624	49,300
Average grade of gold processed (3)	11.61	8.47	9.63	5.33
Contained ounces milled	11,150	3,400	21,550	8,500
Total contained ounces stacked and milled	48,250	55,300	148,050	156,800
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	57%	51%	67%	63%
Ore crushed per day (tonnes) - combined	16,600	16,400	17,400	16,900
Gold production (ounces)	27,500	28,000	98,500	98,000
Gold sales (ounces)	29,596	30,000	102,900	96,200
Total cash costs per ounce of gold sold (4)	$979	$784	$875	$686
All-in sustaining costs per ounce of gold sold (4),(5)	$1,210	$1,032	$1,086	$910
Financial Review (in millions) (1)
Operating Revenues	$33.3	—	$33.3	—
Earnings (loss) from operations	($4.8)	—	($4.8)	—
Operating cash flow	($10.9)	—	($10.9)	—
Capital expenditures (sustaining) (4)	$4.3	—	$4.3	—
Capital expenditures (growth) (4),(6)	$5.2	—	$5.2	—

(1)	The financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to and including July 2, 2015 only.

(2)	Includes ore stockpiled during the quarter.

(3)	Grams per tonne.

(4)	Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(5)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(6)	Includes capitalized exploration.
In the third quarter of 2015, Mulatos' production was consistent with the third quarter of 2014 at 27,500 gold ounces. The third quarter is a seasonally weak quarter for Mulatos and consistent with previous years, heavy rainfall resulted in leach pad dilution and lower crusher throughput, adversely impacting production. In addition, production for the quarter was negatively affected by a slower than expected ramp up of the optimized mill.
Total crusher throughput averaged 16,600 TPD in the third quarter, below the annual budget reflecting the above average rainfall in the quarter and lower high grade mill rates as the milling circuit was being commissioned. Total throughput rates are expected to increase to budgeted levels of 17,850 TPD in the fourth quarter.
The grade of crushed ore stacked on the leach pad of 0.77 g/t Au in the third quarter of 2015 was consistent with the annual budget. During the first nine months of 2015, the grade stacked has averaged 0.84 g/t Au.
The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the third quarter was 57% compared to 51% in the third quarter of 2014, and well below the annualized budget of 74% reflecting the impact of the rainy season. The third quarter historically has lower recoveries than other quarters as gold is built-up in solution, with the inventory of ounces stacked in the third quarter typically recovered in the fourth quarter.
Mill production was well below expectations due to lower throughput and recoveries. Mulatos continued to process stockpiles at lower throughput rates until the vertical grinding mill was fully installed and recoveries were meeting expectations. The mill is currently achieving the designed grind size; however, additional optimization was required in the intensive leach reactor ("ILR") and electrowinning processes to meet budgeted recoveries which was resolved in September. As a result, production from the mill is expected to improve in the fourth quarter reflecting higher average throughput rates and recoveries. At the end of September, the Company had stockpiles of approximately 53,000 tonnes of high grade ore from the San Carlos deposit at grades in excess of reserve grade.

2015 Third Quarter Management’s Discussion and Analysis

Total cash costs of $979 per ounce of gold sold in the third quarter of 2015 were higher than the Company’s annual guidance of $865 per ounce and compared to $784 per ounce reported in the third quarter of 2014. On a year-to-date basis, total cash costs are $875 per ounce of gold sold (including the first six months of production from prior ownership), consistent with annual guidance though higher than $686 in the same period of 2014. The increase relative to the prior year is attributable to lower grades stacked on the leach pad, a higher waste-to-ore ratio, and a higher cost per tonne of ore mined. AISC in the quarter were $1,210 per ounce of gold sold, which is 15% higher than the third quarter of 2014. AISC in the third quarter of 2015 were impacted by lower production, with fixed costs, such as sustaining capital and site general and administration costs allocated across fewer ounces. AISC are expected to decrease in the fourth quarter reflecting higher leach pad and mill production. On a year-to-date basis, AISC are $1,086 per ounce of gold sold (including the first six months of production from prior ownership), higher than the same period in 2014.
El Chanate

The El Chanate Mine is located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.
El Chanate Operational and Financial Review

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Open Pit Operations
Total tonnes mined	7,245,557	8,707,195	23,204,073	25,829,952
Tonnes of ore mined	1,775,915	2,085,337	5,446,841	6,917,457
Capitalized stripping tonnes	—	3,748,477	7,511,788	9,830,243
Waste-to-ore ratio (operating)	3.1	1.4	1.9	1.3
Average grade of gold (1)	0.46	0.61	0.61	0.48
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,397,888	1,699,801	4,506,153	5,255,364
Average grade of gold processed (1)	0.54	0.71	0.70	0.58
Tonnes of run-of-mine ore stacked on the heap leach pad	398,047	407,485	964,250	1,826,453
Average run-of mine grade of gold processed (1)	0.19	0.19	0.19	0.20
Total tonnes of ore processed	1,795,935	2,107,286	5,470,403	7,081,817
Average grade of gold processed (1)	0.46	0.61	0.61	0.48
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	19,500	22,900	20,000	25,900
Recovery ratio (ratio of ounces produced to contained ounces stacked)	83%	40%	57%	47%
Gold production (ounces)	21,932	16,499	61,102	51,641
Gold sales (ounces)	21,506	15,898	59,801	49,869
Total cash costs per ounce of gold sold (2)	$994	$663	$749	$621
All-in sustaining costs per ounce of gold sold (2),(3)	$1,019	$1,089	$968	$1,020
Financial Review (in millions) (1)
Operating Revenues	$24.2	$20.3	$70.2	$64.2
Earnings (loss) from operations	($3.7)	$3.3	($39.2)	$17.3
Operating cash flow	$3.4	$1.9	$23.7	$12.6
Capital expenditures	$0.4	$7.0	$13.0	$20.9

(1)	Grams per tonne.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
During the third quarter of 2015, El Chanate mined 1,775,915 tonnes of ore or 19,300 TPD, at an average grade of 0.46 g/t Au. For the first nine months of 2015, 23,204,073 tonnes were mined, including 5,446,841 tonnes of ore at an average grade of 0.61 g/t Au. Ore tonnes mined in the three and nine months ended September 30, 2015 were 15% and 21% lower than the same periods i

2015 Third Quarter Management’s Discussion and Analysis

n 2014, respectively, due to a combination of lower mining rates and a higher strip ratio in 2015. Commencing in the third quarter of 2015, the Company has not capitalized any waste removal costs at El Chanate, which increases the total cash costs per ounce but has no impact on all-in sustaining costs per ounce.
El Chanate crushed and stacked 1,397,888 tonnes of open pit ore on the heap leach pad during the third quarter of 2015, at an average rate of 15,194 TPD compared to an average rate of 18,476 TPD in the same period of the prior year. El Chanate also stacked 398,047 tonnes of low grade run-of-mine ore on the heap leach pad. During the first nine months of 2015, the Company crushed and stacked 4,506,153 tonnes of ore at an average rate of 16,506 TPD, compared to the 19,250 TPD stacking rate in the first nine months of 2014.
The grade of ore crushed and stacked averaged 0.54 g/t Au during the third quarter compared to an average grade of 0.71 g/t Au in the same period of the prior year. The drop in grade during the quarter is a result of mine sequencing. Year-to-date ore crushed and stacked in 2015 averaged 0.70 g/t Au compared to an average grade of 0.58 g/t Au in 2014, with the variance also attributed to mine sequencing.
During the third quarter, El Chanate produced 21,932 ounces of gold, bringing 2015 year-to-date production to 61,102 ounces of gold. This compares to production of 16,499 and 51,641 ounces of gold in the same periods of the prior year, respectively. Higher production in 2015 is attributed to higher grades and improved recoveries from the leach pad, which were partially offset by lower mining rates.
Total cash costs per ounce of gold sold were $994 in the third quarter of 2015, an increase from previous quarters reflecting the fact that the Company is now expensing stripping costs as incurred whereas in previous quarters these costs would have been capitalized given the Company has determined the costs are not recoverable. For the nine months ended September 30, 2015, total cash costs per ounce of gold sold were $749. Total cash costs are exclusive of net realizable value ("NRV") adjustments to ore inventories. The Company recorded a $7.0 million NRV adjustment in the second quarter of 2015, and a $5.3 million NRV adjustment in the third quarter of 2014. AISC of $1,019 per ounce of gold sold in the third quarter of 2015 decreased from $1,089 per ounce in the third quarter of 2014. AISC have averaged $968 per ounce through the first three quarters of 2015, consistent with annual guidance of $950 - 1,050 per ounce.
Capital expenditures in the third quarter of 2015 were $0.4 million, and for the nine months ended September 30, 2015 were $13.0 million, with $12.5 million related to the capitalization of waste stripping costs during the year.
Third Quarter 2015 Development and Exploration Activities

La Yaqui
A total of 6,600 metres ("m") was drilled at La Yaqui during the third quarter of 2015. This drilling was all for exploration purposes as the metallurgical, geotechnical and condemnation drilling was completed in the second quarter.
This first phase of exploration drilling has yielded some excellent results with mineralized intercepts encountered over an additional 750m of strike length.

•	1.36 g/t Au over 117.40m (15YAQ058)

•	1.34 g/t Au over 64.00m (15YAQ061)

•	5.68 g/t Au over 15.20m (15YAQ064) (approximately 350m along strike from 15YAQ058)

•	2.03 g/t Au over 32.00m (15YAQ068) (approximately 750m along strike from 15YAQ058)
These results indicate ore-grade intercepts at distances of up to a 1.25 kilometre strike length from known in-pit mineralization and preliminary metallurgical test work indicates mineralization is amenable to heap leaching.
Cerro Pelon
A total of 12,400m was drilled at Cerro Pelon during the third quarter. These were all exploration holes designed to test continuation of mineralization to the north of the current pit. This drilling has led to the delineation of a new zone of mineralization approximately 100m to the north of the reserve mineralization and outside previously designed pit limits. Excellent drill results were obtained with several intercepts averaging well above the current mineral reserve grade. Highlight intercepts include:

•	2.37 g/t Au over 45.70m (15PEL007)

•	3.83 g/t Au over 13.10m (15PEL008)

•	2.46 g/t Au over 94.20m and 2.21 g/t Au over 22.60m (15PEL010)

•	14.47 g/t Au over 50.30m (15PEL012)

•	9.65 g/t Au over 34.60m (15PEL020)

•	4.07 g/t Au over 15.20m and 2.24 g/t Au over 18.30m (15PEL031)

•	4.78 g/t Au over 41.10m (15PEL049)

•	3.94 g/t Au over 35.10m (15PEL050)

2015 Third Quarter Management’s Discussion and Analysis

•	4.26 g/t Au over 18.30m (15PEL058)

In addition to drilling, significant mapping and sampling has been conducted over a large area around the reserve mineralization. Combined results from all programs indicate that gold mineralization at Cerro Pelon is hosted in a number of discrete zones called quartz-alunite ledges or ribs. Exploration over the larger area has indicated potential for further quartz-alunite ledges along strike to the north. The exploration focus for the remainder of 2015 and early 2016 is to drill test this strike length.
Turkey
In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry of the Environment and Urbanization's (the "Ministry") approval of the Environmental Impact Assessment ("EIA") for the Ağı Dağı gold project had been dismissed by the Çanakkale Administrative Court. With this ruling, the Ministry's approval of the EIA has been returned to good standing.
In addition, in June 2015 the Turkish High Administrative Court overturned a Lower Court ruling that had previously cancelled EIA permits granted to Alamos by the Ministry. With the ruling from the High Court, the EIA certificate for the Kirazlı gold project was reinstated. The Company is currently applying for the forestry and operating permits which are required prior to construction, and remains confident that these permits will be granted. The Company expects first gold production from Kirazlı within 18 months of receipt of the outstanding permits.
For the three months ended September 30, 2015, total development expenditures in Turkey were $0.4 million. An updated capital budget for the Kirazlı project will be presented once all required permits are received, however, the capital budget is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of updated capital costs, forestry fee changes, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects.
Lynn Lake
The Company owns a 25% interest in the Lynn Lake Project and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period. As previously discussed in the Key Business Developments section, the Company has reached a definitive agreement with Carlisle, the joint-venture partner on the Lynn Lake Project, to acquire the outstanding shares of the Company thereby consolidating 100% ownership of the project and controlling the project timeline and spending.
The Company is currently managing the exploration and technical work related to a future feasibility study on the Lynn Lake Project. Spending for the three and nine months ended September 30, 2015 was $3.5 million and $7.1 million, respectively.
Esperanza
The Company capitalized $0.9 million at the Esperanza Gold Project in the third quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA.
Quartz Mountain
In the third quarter of 2015, the Company invested $0.4 million at the Quartz Mountain project, which was expensed. All results have been received from the drill program that concluded in the second quarter. The drill program had the dual objective of testing the new geological model and validating a section of the existing resource. Results indicate that the geology and mineralization intersected correlate very well with the geological model and resource modelling is now underway.
Key Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q3 2015, the London PM Fix price of gold averaged $1,124 per ounce, a 12% decrease from the London PM Fix average of $1,282 during Q3 2014. During Q3 2015, the price of gold ranged between $1,085 and $1,170 per ounce. For the nine-months ended September 30, 2015, gold price averaged $1,178 per ounce compared to $1,288 for the prior year.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. In Q3 2015, the Mexican peso and Canadian dollar averaged approximately 16.44 to 1.0 US dollar and 1.31 to 1.0 US dollar, respectively, compared to average rates of 13.12 to 1.0 US dollar and 1.09 to 1.0 US dollar, respectively, in Q3 2014. For the nine months ended September 30, 2015, the Mexican peso and Canadian dollar averaged 15.58 to 1.0 US Dollar and 1.26 to 1.0 US dollar, respectively. In addition, the Company has exposure

2015 Third Quarter Management’s Discussion and Analysis

to operating costs denominated in Turkish Lira.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014 (1)	September 30, 2015 (1)	September 30, 2014 (1)
Gold production (ounces) (1)	87,633	85,037	275,266	265,449
Gold sales (ounces) (1)	92,229	86,970	278,353	265,517
Average realized gold price per ounce	$1,123	$1,280	$1,168	$1,286
Total cash costs per ounce of gold sold (2)	$850	$706	$758	$791
All-in sustaining costs per ounce of gold sold (2)	$1,155	$1,098	$1,103	$1,221
Operating Revenues	$103.6	$72.9	$239.4	$217.8
Mining and processing	$75.4	$44.3	$160.4	$139.2
Royalties	$2.9	$0.7	$3.7	$1.0
Amortization	$31.7	$28.0	$80.0	$91.4
Corporate and administration	$6.1	$3.7	$13.3	$14.9
Loss from operations	($18.9)	($6.6)	($437.1)	($35.8)
Net Loss	($33.4)	($15.7)	($448.4)	($61.4)
Loss per share, basic and diluted	($0.13)	($0.13)	($2.59)	($0.49)
Operating cash flow	($8.6)	$2.8	$26.2	$31.9
Dividends per share, declared	—	$0.004	$0.03	$0.024

(1)
The financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the three and nine months ended September 30, 2015 was 27,500 ounces (2014 - 28,000) and 98,500 ounces (2014 - 98,000), respectively. Gold sales for the three and nine months ended September 30, 2015 were 29,596 ounces (2014 - 30,000) and 102,900 ounces (2014 - 96,200), respectively.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments

Review of Third Quarter Financial Results

Revenue
During the third quarter of 2015, the Company sold 92,229 ounces of gold, a 62% increase compared to the third quarter of 2014 (excluding ounces sold from Mulatos prior to July 2). The majority of the increase is due the inclusion of sales from Mulatos effective July 2, 2015. The increase in gold ounces sold was offset by a decrease in the average realized gold price for the quarter. The decrease in realized gold price negatively impacted revenue by $9.0 million as the price per ounce decreased from $1,280 to $1,123.
Mining and Processing
Mining and processing costs increased to $75.4 million in the third quarter of 2015 from $44.3 million in the third quarter of 2014 largely reflecting the inclusion of operating costs from Mulatos. Consolidated total cash costs for the quarter were $850 per ounce of gold sold, compared to $706 per ounce in the prior year period. The increase is due to the Company directly expensing all stripping costs at El Chanate, as well as the inclusion of operating costs from Mulatos which were higher in the third quarter. This was offset by the cost benefit associated with the continued depreciation of both the Canadian dollar and Mexican Peso compared to the US dollar.
In the third quarter of 2015, AISC per ounce of gold sold increased by $57 to $1,155, as compared to $1,098 in the third quarter of 2014. This increase was primarily due to higher cash costs per ounce at Mulatos and El Chanate, partly offset by the continued weakening of operating currencies at each of the mines.
Royalties
Royalty expense for the quarter was $2.9 million, an increase from the third quarter of 2014, due to third party royalties at Mulatos and the new royalty at Young-Davidson, which were not included in the prior year results.
Amortization
Amortization increased from $28.0 million to $31.7 million in the third quarter of 2015, reflecting the inclusion of Mulatos. Amortization per ounce sold was $345 per ounce compared to $491 per ounce in 2014, due to lower amortization per ounce attributable to Mulatos, a

2015 Third Quarter Management’s Discussion and Analysis

nd impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense.
Corporate and Administration
Corporate and administration expenses increased in the quarter by $2.4 million to $6.1 million as a result of the merger and costs associated with temporarily maintaining two corporate offices. Corporate and administration expenditures are anticipated to trend lower as merger synergies are realized.
Loss from Operations
The Company recognized a loss from operations of $18.9 million in the third quarter of 2015, compared to a loss from operations of $6.6 million in the same period of 2014. The increased loss was driven by lower gold prices and higher total cash costs.
Net Loss
The Company reported a net loss of $33.4 million in the third quarter of 2015, compared to a net loss of $15.7 million in Q3 2014. The net loss was due to the reasons previously stated, as well as transaction costs related to the merger of $3.5 million and foreign exchange losses. In addition, the Company wrote-off non-core exploration properties of $2.5 million.
Review of Nine Month Financial Results

Revenue
During 2015, the Company sold 205,049 ounces of gold compared to sales of 169,317 ounces in 2014 (excluding ounces sold from Mulatos prior to July 2, 2015). The increase in ounces sold is primarily due to the inclusion of post-merger gold sales at Mulatos of 29,596 ounces. This increase was offset by a lower average realized price for gold, as the price per ounce decreased from $1,286 to $1,168.
Mining and Processing
During 2015, total cash costs per ounce of gold sold were $758, $33 per ounce lower than the comparable period in 2014 at $791 per ounce. Cash costs improved due to lower underground mining costs at Young-Davidson and operating currency weakness against the USD, partially offset by higher cash costs associated with Mulatos.
Mining and processing costs increased to $160.4 million from $139.2 million due to the inclusion of Mulatos, which added $27.3 million to operating costs for the period of ownership.
During 2015, consolidated AISC per ounce of gold sold were $1,103, representing a 10% improvement over all-in sustaining costs per gold ounce of $1,221 in 2014. The decrease was due to lower cash costs per ounce at Young-Davidson and a decline in corporate and administrative expenses.
Royalties
Royalty expense for the period was $3.7 million, an increase from 2014, due to a third party royalty at Mulatos and the new royalty at Young-Davidson which hare not reflected in 2014.
Amortization
Amortization decreased from $91.4 million to $80.0 million in the third quarter of 2015. Amortization per ounce decreased significantly due to lower amortization per ounce attributable to Mulatos and impairment charges at El Chanate in 2014, as well as impairment charges at El Chanate and Young-Davidson in the second quarter of 2015, which had the impact of lowering amortization expense in the third quarter of 2015.
Loss from Operations
The Company recognized a loss from operations of $437.1 million in 2015, compared to a loss from operations of $35.8 million in 2014. This was primarily a result of impairment charges of $371.7 million at Young-Davidson, and El Chanate, the loss on revaluation of assets distributed to AuRico Metals Inc. of $40.1 million, and inventory NRV adjustments in the second quarter of 2015.
Net Loss
For the nine months ended September 30, 2015, the Company recorded a net loss of $448.4 million, compared to a net loss of $61.4 million for the comparable prior year period. The loss was the result of the previously discussed items, as well as $20.0 million in costs incurred related to the merger.

2015 Third Quarter Management’s Discussion and Analysis

Consolidated Expenses

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Exploration	$2.7	$0.3	$3.4	$0.8
Corporate and administrative	$6.1	$3.7	$13.3	$14.9
Share-based compensation	$1.2	$1.9	$3.9	$5.7
Revaluation of assets distributed	—	—	$40.1	—
Impairment charges	$2.5	$0.6	$371.7	$0.6
Finance expense	$6.1	$6.8	$17.4	$14.7
Foreign exchange loss (1)	$4.0	$1.9	$8.1	$3.7
Other loss	$9.1	$0.1	$18.4	$18.8

(1)
Foreign exchange losses in 2014 have been restated as a result of the retrospective application of a voluntary change in accounting policy related to the presentation of foreign exchange gains and losses on deferred tax assets and liabilities. For further details, refer to note 3 of the condensed consolidated financial statements for the three and nine months ended September 30, 2015.

Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada. Share-based compensation costs for the three months ended September 30, 2015 were $1.2 million, compared to $1.9 million in Q3 2014. Corporate and administrative costs increased by $2.4 million for the three months ended September 30, 2015 over the same period in the prior year. Year-to-date, corporate and administrative costs decreased by $1.6 million compared to 2014, primarily due to additional costs incurred in Q1 2014 related to a separate corporate restructuring.
The assets and liabilities distributed to AuRico Metals as part of the merger were recorded at the lower of fair value less costs to distribute and carrying value at the end of the second quarter. On conducting a fair value assessment, it was determined that the fair value of these assets was less than the carrying values and the Company recorded a revaluation loss of $40.1 million in the second quarter of 2015.
In addition, during the second quarter, the Company incurred a $326.0 million impairment charge at Young-Davidson, and a $40.0 million impairment charge at El Chanate, as the Company determined that the carrying value exceeded the recoverable amount of the assets.
Finance expense decreased by $0.7 million in third quarter of 2015 as compared to the same period of 2014. Finance costs increased by $2.7 million year-to-date in 2015 due to additional interest incurred by the Company on the senior secured notes issued in March 2014.
During the third quarter of 2015, foreign exchange loss was higher by $2.1 million compared to the same quarter of the prior year, due to a weakening of local currencies relative to the US dollar during the period. Year-to-date, foreign exchange loss increased by $4.4 million as compared to 2014, due to the weakening in the Canadian dollar and Mexican peso during first nine months of the current year as compared to the first nine months of 2014. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.
During the third quarter of 2015, the Company recorded other loss of $9.1 million compared to other loss of $0.1 million in third quarter of 2014. Other loss in the third quarter of 2015 includes $3.5 million of merger transaction costs and realized and unrealized losses of $4.4 million on derivative liabilities.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.
During the third quarter of 2015, the Company recognized a current tax expense of $0.4 million and a deferred tax recovery of $5.1 million, compared to a current tax expense of $0.1 million and a deferred tax expense of $0.2 million in same period of 2014. The current quarter deferred tax recovery was primarily due to the disposition of assets held for distribution, partially offset by the weakening of the Canadian dollar relative to the US dollar, which caused an increase in taxable temporary differences during the quar

2015 Third Quarter Management’s Discussion and Analysis

ter. During the first nine months of 2015, the deferred tax recovery of $33.8 million was primarily due to impairment charges and the revaluation and disposition of assets held for distribution recorded in the second quarter of 2015, partially offset by the weakening of the Canadian dollar relative to the US dollar during the period, which caused an increase in taxable temporary differences.
Financial Condition

	September 30, 2015	December 31, 2014
Current assets	$515.4	$184.0
Current assets increased primarily as a result of the merger. As part of the transaction, the Company acquired the cash balance of $249.1 million of Former Alamos, as well as VAT receivables of $17.0 million and inventory balances of $59.9 million.

Long-term assets	2,010.8	2,097.8
Long-term assets remained consistent. However, in Q2 2015, impairment charges of $326.0 million and $40.0 million were taken on the Young-Davidson and El Chanate mines, respectively, a revaluation loss of $40.1 million recorded on the dividend to AuRico Metals, partially offset by capital expenditures during the period. On July 2, 2015, the Company completed the merger with Alamos, thereby acquiring the Mulatos mine, the Esperanza gold project and development projects in Turkey on July 2, 2015, which had a fair value of $421.9 million.

Total assets	$2,526.2	$2,281.8
Current liabilities	$103.6	$52.0	The increase in current liabilities is due to the merger and the added accounts payable and accruals from Former Alamos.
Long-term financial liabilities	312.1	308.1	Long-term financial liabilities were consistent with December 31, 2014 balance, and comprise the Secured Debt of the Company.
Other long-term liabilities	327.0	290.4	Other long-term financial liabilities were consistent with December 31, 2014 balances, and mainly comprised deferred tax liabilities related to the Company’s operations.
Total liabilities	$742.7	$650.5
Shareholders’ equity	$1,783.5	$1,631.3	Shareholders' equity increased primarily due to the issuance of shares related to the merger, offset by the loss for the period and dividend distributed to AuRico Metals.
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Management believes that the working capital at September 30, 2015, together with future cash flows from operations and the available credit facility are sufficient to support the Company’s planned and foreseeable commitments and development plans.
Cash Flow

(in millions)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flow from operating activities	($8.6)	$2.8	$26.2	$31.9
Cash flow (used in) / from investing activities	196.4	(47.5)	136.8	(112.5)
Cash flow (used in) / from financing activities	(21.7)	5.0	65.8	38.9
Cash previously reclassified as held for distribution (1)	20.0	—	—	—
Effect of foreign exchange rates on cash/other	(2.2)	(0.7)	(4.2)	(0.8)
Net increase (decrease) in cash	183.9	(40.4)	224.6	(42.5)
Total cash, beginning of period	129.7	140.6	89.0	142.7
Total cash, end of period	$313.6	$100.2	$313.6	$100.2

(1)	As at June 30, 2015, $20.0 million of cash was held for distribution to AuRico Metals. The distribution was completed on July 2, 2015 and $20.0 million was transferred to AuRico Metals.

2015 Third Quarter Management’s Discussion and Analysis

In the third quarter of 2015, operating activities used cash flows of $8.6 million, as compared to the same period of 2014 when operating activities contributed cash of $2.8 million. Operating cash flow decreased in the third quarter of 2015 from the previous year primarily reflecting negative non-cash working capital movement, in particular, payments for transaction costs related to the merger, as well as an increase in value-added tax receivable at Mulatos. For the nine months ended September 30, 2015, operating cash flow decreased from $31.9 million to $26.2 million primarily due to transaction costs incurred in 2015 related to the merger.
In the third quarter of 2015, investing activities generated cash of $196.4 million compared to a use of $47.5 million generated in same period of 2014. Capital expenditures were consistent quarter-over-quarter. The inflow of cash from investing activities reflects the $249.1 million cash acquired upon the completion of the merger on July 2, 2015.
For the nine months ended September 30, 2015, investing activities contributed cash of $136.8 million compared to $112.5 million used in 2014 due to the $249.1 million of cash received upon completion of the merger with Former Alamos. Capital expenditures declined from $147.4 million in 2014 to $124.6 million in the current year, primarily due to construction and commissioning costs associated with the paste-backfill plant at Young-Davidson in the first quarter of 2014, as well as the weakening Canadian dollar. This decline in capital expenditures was offset by $23.3 million in proceeds from the sale of investments that were received in the first nine months of 2014. Additional items affecting investing cash flows in the current year include a $16.7 million inflow from the termination of the retained interest royalty and a $0.5 million increase in restricted cash.
In the third quarter of 2015, the Company used $1.7 million from financing activities (net of the $20.0 million distributed to AuRico Metals). In the first nine months of 2015, the Company received $83.3 million in proceeds from a private placement of shares with Former Alamos and $15.3 million in proceeds from the issuance of flow through shares, partially offset by $8.0 million in dividend payments and $5.5 million in repayments of long term debt and equipment financing leases.
Senior Secured Notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $5.2 million at September 30, 2015, and was offset against the carrying amount of the secured notes.
Credit Facility
The Company has access to a $150.0 million revolving credit facility, which carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No principal payments are due until the maturity date, which may be extended upon mutual agreement by all parties. The Company had no amounts drawn under this revolving facility at September 30, 2015. The Company was in compliance with all loan covenants at September 30, 2015.
Outstanding Share Data

(in 000’s)	November 10, 2015
Common shares	255,881
Stock options	10,237
Warrants	7,167
Deferred share units	220
Performance share units	90
Restricted share units	1,381
274,976

2015 Third Quarter Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
As at September 30, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD Millions)	Average Call Option Rate (USDCAD)	Average Put Option Rate (USDCAD)
2015	Collar	22.5	1.11	1.22
2016	Collar	67.5	1.24	1.36
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USDMXN)	Average Put Option Rate (USDMXN)
2015	Collar	63.4	14.29	15.93
2016	Collar	930.0	15.83	18.32
The fair value of these contracts was a liability of $3.8 million at September 30, 2015 (December 31, 2014 - liability of $0.4 million). During the nine months ended September 30, 2015, the Company made payments of $2.0 million related to the foreign currency collar contracts. Total realized and unrealized losses for the three and nine months ended September 30, 2015 were $4.4 million and $5.4 million, respectively.
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Gold ounces produced (3)	87,633	62,606	54,027	56,583	57,037	56,198	54,214	46,017
Gold ounces sold (3)	92,229	59,725	53,095	58,649	56,970	58,277	54,070	39,855
Average realized gold price	$1,123	$1,194	$1,216	$1,202	$1,280	$1,283	$1,297	$1,257
Total cash costs per gold ounce (1)	$850	$669	$696	$746	$706	$801	$870	$863
All-in sustaining costs per gold ounce, sold (1)	$1,155	$1,040	$1,089	$1,126	$1,098	$1,188	$1,387	$1,229
Operating Revenues	$103.6	$71.3	$64.5	$70.5	$72.9	$74.7	$70.2	$50.1
Loss from operations	($18.9)	($415.4)	($2.5)	($112.9)	($6.7)	($14.0)	($15.1)	($104.0)
Net Loss	($33.4)	($379.5)	($35.3)	($108.3)	($15.7)	($16.8)	($28.9)	($106.4)
Loss per share, basic and diluted (2)	($0.13)	($2.83)	($0.28)	($0.85)	($0.12)	($0.14)	($0.24)	($0.85)
Earnings before interest, taxes, depreciation and amortization	($0.3)	($403.8)	$21.2	($87.3)	$22.4	$22.9	($1.9)	($80.1)
Operating cash flow	($8.6)	$20.8	$14.0	$28.5	$2.8	$4.6	$24.5	$12.0

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)
In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding.

(3)	Operating and financial results for Mulatos are included in periods subsequent to and including July 2, 2015 only.
Non-GAAP Measures and Additional GAAP Measures

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate

2015 Third Quarter Management’s Discussion and Analysis

the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.
Cash Flow from Operating Activities before Changes in Non-cash Working Capital
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flow from operating activities	($8.6)	$2.8	$26.2	$31.9
Changes in non-cash working capital	14.7	17.8	4.3	14.4
Cash flow from operating activities before changes in non-cash working capital	$6.1	$20.6	$30.5	$46.3
Cash Operating Costs per ounce and Total Cash Costs per ounce
“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties, and net of by-product revenue and NRV adjustments. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.
The following provides a reconciliation of total cash costs per ounce to the consolidated financial statements:

(in millions, except ounces and cash operating and cash costs per gold ounce)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Mining and processing	$75.4	$44.3	$160.4	$139.2
Inventory and other adjustments (1)	—	(0.4)	—	(1.9)
Total cash operating costs	$75.4	$43.9	$160.4	$137.3
Divided by gold ounces sold	92,229	56,970	205,049	169,317
Total cash operating costs per ounce	$818	$771	$782	$824
Total cash operating costs (per above)	$75.4	$43.9	$160.4	$137.3
Royalties	$2.9	$0.7	$3.7	$1.0
NRV adjustments	—	($4.4)	($8.6)	($4.4)
Total cash costs	$78.3	$40.2	$155.5	$133.9
Divided by gold ounces sold	92,229	56,970	205,049	169,317
Total cash costs per ounce sold	$850	$706	$758	$791

(1)	Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations.

All-in Sustaining Costs per Ounce Calculation
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites th

2015 Third Quarter Management’s Discussion and Analysis

at are deemed expansionary in nature.
The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

(in millions, except ounces and all-in sustaining costs per gold ounce)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Total cash costs (see above)	$78.3	$40.2	$155.5	$133.9
Corporate and administrative(1)	$6.1	$3.7	$13.3	$14.9
Sustaining capital expenditures(2)	$16.9	$16.6	$49.2	$51.9
Share-based compensation	$1.2	$1.9	$3.9	$5.7
Exploration	$2.7	—	$3.4	—
Accretion of decommissioning liabilities	$0.5	$0.2	$0.8	$0.4
Realized losses on FX options	$2.0	—	$2.7	—
Total all-in sustaining costs, net of by-product revenues	$107.7	$62.6	$228.8	$206.8
Divided by gold ounces sold	92,229	56,970	205,049	169,317
All-in sustaining costs per gold ounce sold	$1,155	$1,098	$1,103	$1,221

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three and nine months ended September 30, 2015 and 2014 is calculated as follows:

Capital expenditures per cash flow statement	$48.8	$50.7	$124.6	$147.4
Less: Young-Davidson non-sustaining capital	($20.9)	($27.8)	($49.4)	($82.3)
Less: Mulatos non-sustaining capital	($5.2)	—	($5.2)	—
Less: El Chanate non-sustaining capital	—	($0.3)	($0.4)	($1.3)
Less: Corporate and other non-sustaining capital	($5.8)	($6.0)	($20.4)	($11.9)
	$16.9	$16.6	$49.2	$51.9

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net loss	($33.4)	($15.7)	($448.4)	($61.4)
Add back:
Finance expense	$6.1	$6.8	$17.4	$14.7
Amortization	$31.7	$28.0	$80.0	$91.4
Amortization included in other income / (loss)	—	$3.0	$0.7	$10.3
Deferred income tax (recovery) expense	($5.1)	$0.2	($33.8)	($12.0)
Current income tax expense	$0.4	$0.1	$1.2	$0.4
EBITDA	($0.3)	$22.4	($382.9)	$43.4
Other Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

2015 Third Quarter Management’s Discussion and Analysis

•	Earnings (loss) from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

•	Sustaining capital expenditures - represents the amount of expenditures which do not increase annual gold ounce at a mine site

•	Growth capital expenditures - represents the amount of expenditures at development projects and certain expenditures at operating sites which are deemed expansionary in nature
Critical Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the nine months ended September 30, 2015 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2014. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2014, which are available on the Company’s website at www.alamosgold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.
Accounting Policies and Changes
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2015:
Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service costs in the period in which the service is rendered, instead of allocating the contributions to periods of service. There was no impact on the Company’s condensed interim consolidated financial statements upon the adoption of these amendments.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2015.
Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2015 and have concluded that these are appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations.

2015 Third Quarter Management’s Discussion and Analysis

Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2015). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Former Alamos, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company

2015 Third Quarter Management’s Discussion and Analysis

Additional risk factors and details with respect to risk factors affecting the Company are set out in: (i) each of the Company and Former Alamos’ Annual Information Forms for the year ended December 31, 2014 under the headings “Risk Factors”; and, (ii) the joint management information circular of the Company and Former Alamos dated May 22, 2015, under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Aoife McGrath, M.Sc., M.AIG, Alamos' Vice President, Exploration, who is a Qualified Person within the meaning of NI 43-101 ("Qualified Person") has reviewed and approved the technical geological and exploration content of this section of the MD&A. All field work is directly supervised and directed by Kristen Simpson, P.Geo., Alamos' Exploration Manager (Mulatos), a Qualified Person as defined by NI 43-101. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated September 21, 2015.